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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TROY Group, Inc.
(Name of the Issuer)

TROY Group, Inc.
Dirk, Inc.
Patrick J. Dirk
Brian P. Dirk
Mary J. Dirk
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share	89733N 10 6
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

PATRICK J. DIRK
Chief Executive Officer
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, California 92705
(949) 250-8972
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

TOM C. THOMAS, ESQ.	MICHAEL C. SELF, ESQ.
Pillsbury Winthrop LLP	Self & Bhamre
2475 Hanover Street	4400 MacArthur Boulevard, Suite 320
Palo Alto, California 94304	Newport Beach, CA 92660
(650) 233-4500	(949) 955-0230

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,771,720	$1,365
*
For purposes of calculating the filing fee only. Determined by multiplying 3,520,170 shares of common stock of TROY Group, Inc. (the "Company"), by $3.06 per share.

**
The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

        Amount Previously Paid: $1,366

        Form or Registration No.: Schedule 14A

        Filing Party: Troy Group, Inc.

        Date Filed: June 17, 2004

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Patrick J. Dirk ("Mr. Dirk"), Brian P. Dirk, Mary J. Dirk, Dirk, Inc., a Delaware corporation ("Mergerco"), and TROY Group, Inc., a Delaware corporation ("TROY" or the "Company"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of May 26, 2004, as amended by the First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, Mergerco, which is controlled by Mr. Dirk and certain of his family members and trusts (the "Affiliated Stockholders"), will merge with and into the Company, and the Company will be the surviving corporation.

        Upon completion of the merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive $3.06 in cash, without interest, except that: (1) treasury shares and shares of the Company's common stock held by Mergerco or the Affiliated Stockholders, immediately prior to the effective time will be cancelled without any payment therefor; and (2) shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law, if applicable. Upon completion of the merger, the Affiliated Stockholders are expected to own all of the Company's post-merger common stock.

        Concurrently with the filing of this Transaction Statement, the Company is filing Amendment No. 4 to the preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which the stockholders of the Company will be asked to vote on the merger. A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(1). The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Proxy Statement and the exhibits and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment.

        All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Mergerco and the Affiliated Stockholders has been supplied by Mergerco and the Affiliated Stockholders and their representatives and agents.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A

  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information.
Item 1002 of Regulation M-A
(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" is incorporated herein by reference. TROY is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.
(b)	The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING—Who Can Vote" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.
(d)	The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

(e)	Not applicable.
(f)	The information set forth in the Proxy Statement and the caption "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
Item 1003 of Regulation M-A
(a)-(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" and "DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

Mary J. Dirk has been actively involved in TROY since she co-founded TROY with her husband, Patrick J. Dirk, in May 1982. Since our initial public offering, Mrs. Dirk has held various non-officer management positions and currently holds the position of Vice President of Administration. All of the filing persons are citizens of the United States. During the last five years, none of the filing persons and none of the directors and executive officers of TROY have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of the Transaction.
Item 1004 of Regulation M-A
(a)(1)	Not applicable.
(a)(2)(i)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "THE SPECIAL MEETING—Purpose of the Special Meeting" is incorporated herein by reference.
(a)(2)(ii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "THE SPECIAL MEETING—Purpose of the Special Meeting," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(iii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger." "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(a)(2)(iv)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.

(a)(2)(v)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(vi)	Not Applicable.
(a)(2)(vii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," and "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.
(d)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Appraisal Rights," and "SPECIAL FACTORS—Appraisal Rights" is incorporated herein by reference.
(e)	None.
(f)	Not Applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A
(a)(1)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Related Party Transaction" is incorporated herein by reference.
(a)(2)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Related Party Transactions" and "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 1006 of Regulation M-A
(b)
The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Structure of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.

(c)(1)-(8)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Transfer of Shares" is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A
(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Effective Time of the Merger," "THE MERGER AGREEMENT—Conversion of Common Stock," "THE MERGER AGREEMENT—Payment for Shares," "THE MERGER AGREEMENT—Transfer of Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
Item 8. Fairness of the Transaction.
Item 1014 of Regulation M-A
(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Special Committee," "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.
(f)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A
(a)-(c)
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" and "SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A
(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.
(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Fee and Expense Reimbursement Upon Termination," "SPECIAL FACTORS—Estimated Fees and Expenses of the Merger" and "THE MERGER AGREEMENT—Expense Reimbursement Upon Termination" is incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A
(a) The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.
(b) The information set forth in the Proxy Statement under the captions "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
Item 1012 of Regulation M-A
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Position of Mergerco and the Affiliated Stockholders as to Fairness of the Merger," "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(e) Not Applicable.
Item 13. Financial Statements.
Item 1010 of Regulation M-A
(a) The information set forth in the Proxy Statement under the captions "FINANCIAL STATEMENTS" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A
(a)-(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Merger Financing" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.
Item 15. Additional Information.
Item 1011 of Regulation M-A
(b) The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Item 1016 of Regulation M-A.

Exhibit Number	Description
(a)(2)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)	Press release issued by the Company on July 28, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Sechedule 14A on September 8, 2004).
(a)(5)(4)	Press release issued by the Company on September 24, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(b)(1)*	Commitment Letter of Comerica Bank — California, dated May 20, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.
(c)(3)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2004	TROY GROUP, INC.
	By	/s/ DENNIS C. FAIRCHILD
	Name:	Dennis C. Fairchild
	Title:	Senior Vice President and Chief Financial Officer
Dated: October 6, 2004	DIRK, INC.
	By	/s/ PATRICK J. DIRK
	Name:	Patrick J. Dirk
	Title:	President
Dated: October 6, 2004	By	/s/ PATRICK J. DIRK Patrick J. Dirk
Dated: October 6, 2004	By	/s/ BRIAN P. DIRK Brian P. Dirk
Dated: October 6, 2004	By	/s/ MARY J. DIRK Mary J. Dirk

EXHIBIT INDEX

Exhibit Number	Description
(a)(2)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)	Press release issued by the Company on July 28, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Sechedule 14A on September 8, 2004).
(a)(5)(4)	Press release issued by the Company on September 24, 2004 (incorporated by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(b)(1)*	Commitment Letter of Comerica Bank — California, dated May 20, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.
(c)(3)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

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